Exhibit 99.77(c)

ITEM 77C. Matters submitted to a vote of security holders

1.	A special meeting of shareholders of Voya Strategic Income Opportunities Fund was held on June 2, 2016 to: 1) approve a modification to the industry classifications used to implement the Fund's fundamental investment restriction governing concentration.

Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non- vote	Total Shares Voted
1	10,827,949.495	0.000	254,559.525	0.000	11,082,509.020

The proposal passed.